These Funds changed their fiscal year end to September 30, 2004, effective September 30, 2004.

Effective July 19, 2004, the Funds adopted a new policy-- each Fund may invet its daily cash balance in one or more Vanguard CMT Funds. Please see the attached sticker filed with the SEC on July 19, 2004. Please note that this new policy was previously reported for the Chester Funds
(August 31, 2004 NSAR).